SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT:Verizon Communications, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Association of BellTel Retirees

ADDRESS OF PERSON RELYING ON EXEMPTION:P.O. Box 33, Cold Spring Harbor, New York   11724

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

Association of BellTel Retirees Inc.

Post Office Box 33
Cold Spring Harbor, New York 11724

Phone: (631) 367-3067
Fax: (631) 367-1190
Hotline: 1-800-261-9222

Web Site: www.belltelretirees.org
E-mail: association@belltelretirees.org

Senior Staff Manager
Stef Baker
(631) 367-3067

BOARD OF DIRECTORS

Officers
Jack K. Cohen
Chairman of the Board
(914) 245-3129

Lionel Brandon
Executive Vice President
(607) 656-7971

Robert G. Gaglione
Chief Financial Officer
(516) 676-0937

Una Kelly
Treasurer
(516) 729-5787

Thomas M. Steed
Assistant Treasurer &
V.P. Labor Relations
(845) 457-9848

John Kolimaga
Secretary
(215) 694-7708

Directors
Pamela M. Harrison
(845) 225-6497

John W. Hyland
(845) 278-9115

Donald R. Kaufmann
(717) 398-2423

David J. Simmonds
(732) 636-4847

Board Member Emeritus
Louis Miano

Board Member Emeritus
Robert A. Rehm

Board Member Emeritus
C. William Jones

Board Member Emeritus
Eileen T. Lawrence

April 2021

DEAR FELLOW VERIZON SHAREOWNER:

We urge you to vote FOR Item 5 and FOR Item 6 on Verizon's proxy card for the upcoming Annual Meeting, scheduled to be held May 13th in a virtual-only format.

Item 6: Vote FOR Shareholder Approval of Executive Severance Packages

As Verizon retirees and shareholders, we support performance-based pay. But we also believe that requiring shareholder approval of "golden parachute" severance packages with a total cost greater than 2.99 times an executive's base salary plus target bonus is a prudent policy that will better align compensation with shareholder interests.

Verizon's 2021 Proxy discloses (page 55) that if CEO Hans Vestberg is terminated without cause within 12 months after a change in control, he would receive an estimated $39.4 million in termination payments, more than ***seven (7) times his 2020 base salary plus short-term bonus.***

These termination payments are in addition to compensation that is earned prior to termination, including pension plans, deferred compensation plans, and executive life insurance benefits, which pay out millions more.

A decade ago, following a 59% shareholder vote to approve the proposal, Verizon adopted a policy to seek shareholder approval for severance with a "cash value" in excess of 2.99 times salary plus target short-term bonus. ***But the current policy has a huge loophole***: The Company policy excludes the value of the accelerated vesting of performance shares (PSUs) and of restricted stock (RSUs), including accrued dividends, from the total cost calculation that would trigger the need for shareholder ratification.

If a senior executive terminates after a change in control, "all then-unvested PSUs will vest at target level performance," as do all then-unvested RSUs (2021 Proxy, page 55). Had the executive not terminated, the PSUs would not vest or pay out until the end of the performance period – as long as 3 years later – and could be worthless if performance compared badly to the Dow Peer index and free cash flow metrics used by the Board. And because PSUs and RSUs are by far the largest component of compensation, **this loophole excludes the majority of severance payouts from the 2.99 times salary plus bonus threshold that triggers the need for shareholder approval**.

For example, former CEO Lowell McAdam received an estimated $27 million in separation payments due to his retirement at year-end 2018, nearly ***five times his 2018 base salary plus short-term bonus***. These payments represent the estimated value of performance-based equity grants that cover periods that ended Dec. 31, 2020 – two years after his departure (2019 Proxy page 66).

25 Years of Service to the Verizon Retiree Community ★ 1996 ★ ★ 2021 ★

372-C

Item 5: Vote FOR Amending Verizon's Senior Executive Compensation Clawback Policy

Years ago, Verizon's Board adopted a policy that authorized the company to "cancel certain incentive payments received by an executive who has engaged in financial misconduct" (2016 Proxy, page 46). After I submitted a shareholder proposal to strengthen that clawback policy, Verizon posted a revised policy that limits recoveries to executives who engage in "willful misconduct . . . that results in significant reputational or financial harm to Verizon."

Association member Thomas Steed introduced this year's proposal because a Senior Executive Clawback Policy limited to "willful misconduct," and which does not require disclosure to shareholders, is far too narrow and possibly toothless. And although incentive compensation may be clawed back due to "gross negligence," this is limited to financial harm so large it results in a "material restatement" of financial results.

Verizon's record underscores the need for a stronger policy. For example, in 2020 the Federal Communications Commission proposed a $48.3 million fine against Verizon for selling customer location data without consent. The case is pending. In 2015 Verizon paid $90 million to settle a FCC investigation that alleged "cramming," which is the unauthorized placement of third-party charges on subscribers' mobile phone bills.

We are concerned that a "willful misconduct" standard is too vague and will not address situations like this where a senior executive fails to exercise oversight responsibilities that result in significant damage to the Company.

Wells Fargo is a prime example: The bank agreed to pay $185 million to resolve claims of fraudulent sales practices that went on for years until press reports and Congressional hearings led the bank's board to claw back $136 million in compensation from two top executives.

A *New York Times* Sunday business section column agreed with us at the time of my original proposal that "Verizon's policy should also cover wrongdoing that arose because of negligence or a supervisory failure." (*Want Change? Shareholders Have a Tool for That*, by Gretchen Morgenson, March 24, 2017).

Harry Truman's motto was "the buck stops here." Senior executives should be on notice that their own supposedly "performance-based" compensation is at risk. Accountability influences behavior. A strong clawback policy will deter executives from taking undue risks to boost short-term profitability.

We also urge you to use your "say on pay" to **vote AGAINST Item 2: "Advisory Vote to Approve Executive Compensation."** A No Vote will send a message that requiring shareholder approval of golden parachute severance payouts and amending the Senior Executive Clawback Policy are reforms needed to better align executive pay with shareholder interests.

Please **Vote Your Proxy Card FOR Item 5 and FOR Item 6**.

Sincerely yours,

Jack K. Cohen
Chairman

The cost of this letter is being borne entirely by the Association of BellTel Retirees Inc. This is not a solicitation. Please do not send your proxy card to the Association.